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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                        Commission File Number:333-43390
                        --------------------------------


    (Check One): [_] Form 10-K and Form 10-KSB [X] Form 10-Q and Form 10-QSB
                   [_] Form 20-F [_] Form 11-K [_] Form N-SAR


                       For Period Ended: December 31, 2001
                       -----------------------------------


      [_] Transition Report on Form 10-K [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


                                Weigh-Tronix, LLC
                                -----------------
                             Full Name of Registrant

                          Former Name if Applicable N/A


                           101 Dyer Street, Suite 300
                           --------------------------
            Address of Principal Executive Office (Street and Number)


                              Providence, RI 02903
                              --------------------
                            City, State and Zip Code

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with governmental entities, press releases and other public communications, that reflect management's current assumptions and estimates of future performance are forward-looking statements made in reliance upon the safe-harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected, stated or implied by the statements.

The Registrant and its lenders have been in the process of discussing the terms of a waiver and amendment to the Registrant's Amended and Restated Credit Agreement, dated as of June 13, 2000 ( the Credit Agreement), as amended. As a result, the filing by the Registrant of its Quarterly Report on Form 10-Q for the quarter ended December 31, 2001 within the prescribed time period could not be accomplished without unreasonable effort or expense. In accordance with Rule 12b-25, the Registrant will file said Form 10-Q on or before the fifth calendar day following the prescribed due date of February 14, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Donald J. MacKenzie   401               272-4402
     -------------------   ---               --------

     (Name)              (Area Code)       (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                                 [X] YES [_] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] YES [_] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues from continuing operations for the third quarter ended December 31, 2001 of $67.8 million, a decrease of $4.0 million, or 5.6%, from revenues from continuing operations of $71.8 million for the quarter ended December 31, 2000. The Company expects to report revenues from discontinued operations for the quarter ended December 31, 2001 of $8.5 million, a 21.4% increase over revenues from discontinued operations of $7.0 million for the same period a year ago. The Company expects to report a net loss of $3.0 million for the quarter ended December 31, 2001 compared to a net loss of $13.7 million for the quarter ended December 31, 2000. The decrease in sales from continuing operations is mainly attributable to the disposal of the Company's North American slicer business on July 29, 2001, the closure and sale, respectively, of the Company's German and Spanish businesses in the second quarter and the sale in the third quarter of Salter Australia.



                                Weigh-tronix, LLC
                                -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2002        By:   /s/ Donald J. MacKenzie
                               ---   -----------------------

                               Name:  Donald J. MacKenzie
                               Title: Vice President and Chief Financial Officer

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